20549-0408

                           July 29, 2005


Donald J. Stephens
President
Wauwatosa Holdings, Inc.
11200 West Plank Court
Wauwatosa, Wisconsin  523226

Re: Wauwatosa Holdings, Inc.
       Form S-1, amendment number 1 filed July 19, 2005
       File Number 333-125715

Dear Mr. Stephens:

      We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


How We Determined to Offer..., page 6

1. At the end of the first full paragraph on page 7 revise the text to explain that if subscribers do not affirm their purchase decision their funds will be returned.


Recent Results o Operations, page 15

2. In the first paragraph, please briefly disclose what the referenced dispute is about.





Sources of Funds - Deposits, page 70

3. Please revise the table that sets forth the maturity of outstanding certificates of deposit in amounts greater than or equal to $100,000 to reconcile with the balance of $274.6 million disclosed in the previous sentence.



      *  *  *  *  *


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct any questions on accounting matters to Matthew Komar at
202-551-3781, or to Don Walker, Senior Assistant Chief Accountant, at
202-551-3490. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.


      						Sincerely,



							William C-L Friar
      Senior Financial Analyst


By fax: Hoyt R. Stastney
	Fax number 414-978-8968

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Wauwatosa Holdings, Inc.
July 27, 2005
Page 2